UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-16125

ASE Industrial Holding Co., Ltd.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASE INDUSTRIAL HOLDING CO., LTD.

Date: April 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our MOPS filing on April 30, 2018.

SEQ_NO: 5

Date of announcement: 2018/04/30

Time of announcement: 15:20:07

Subject: Announcement of the Company’s important board resolutions on 2018/04/30

Date of events: 2018/04/30

To which item it meets: paragraph 51

Statement:

1. Date of occurrence of the event: 2018/04/30

2. Company name: ASE Industrial Holding Co., Ltd.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The Company’s board meeting passes the following important resolutions today:

(1) to pass cash distributed from capital surplus

(2) to amend the “Articles of Incorporation”

(3) to amend the “Rules Governing the Election of Directors and Supervisors” and renamed it as the “Rules Governing the Election of Directors”

(4) to amend the “Regulations Governing the Acquisition or Disposition of Asset”

(5) to re-elect the members of the Board of Directors

(6) to waive the non-competition limitation on the new-elected directors

(7) to convene the ASEH’s first extraordinary general meeting of shareholders of 2018 at 10 a.m. on June 21, 2018 at Zhuang Jing Auditorium, 600 Jiachang Road, Nantze Export Processing Zone, Nantze District, Kaohsiung City, Taiwan

6. Countermeasures: None

7. Any other matters that need to be specified: None